

UNIT **11020777**
SECURITIESANDEX........
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48753 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



*RECEIVED MAR 1 5 2011 189*

REPORT FOR THE PERIOD BEGINNING  January 1, 2010   AND ENDING  December 31, 2010
                                   MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    BBVA Securities of P.R. Inc.

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Munoz Rivera Ave. Lobby Level
                                   (No. and Street)

San Juan                          PR                    00918
      (City)                          (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rosa Colon                                          787-777-2139
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                        (Name – *if individual, state last, first, middle name*)

Chardon Tower. 350 Chardon Ave. Suite 700   San JUan PR   00918-2140
      (Address)                    (City)              (State)      (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Rafael Colon Ascar_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BBVA Securities of PR, Inc._____, as of __December 31,_____, 20 __10__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ff. 247 : Rafael Colón Ascar, in representación de BBVA Securities of PR. Inc.; of legal age, married and resident of San Juan, Puerto Rico, personally known to me in San Juan, Puerto Rico this 23rd of February of 2011.

_____
Notary Public

_____ Signature

__President__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BBVA Securities of Puerto Rico, Inc.

(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2010,
and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(c)(3) under
the Securities and Exchange Act of 1934

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

## TABLE OF CONTENTS

# Deloitte.



**Deloitte & Touche LLP**
Torre Chardón
350 Chardón Ave.  Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities of Puerto Rico, Inc.

We have audited the accompanying statement of financial condition of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BBVA Securities of Puerto Rico, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and computation for determination of reserve requirements and information relating to possession or control requirements for brokers and dealers pursuant to Rule 15c-3-3 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

*Deloitte & Touche LLP*

March 11, 2011

Stamp No.  2574808
affixed to original.

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2010**

## ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $5,218,575 |
| DEPOSIT WITH CLEARING BROKER — Restricted | 100,000 |
| ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $574 | 806,132 |
| PREPAID EXPENSES AND OTHER ASSETS | 327,501 |
| SECURITIES OWNED — At fair value | 1,141,139 |
| EMPLOYEE LOANS | 1,654,673 |
| PROPERTY AND EQUIPMENT — Net | 54,591 |
| TOTAL | $9,302,611 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES — Accounts payable and accrued liabilities | $1,007,863 |
| COMMITMENTS AND CONTINGENCIES (Note 11) | |
| STOCKHOLDER'S EQUITY: | |
| Common stock of $1 par value — authorized, 1,000,000 shares; issued and outstanding, 805,000 shares | 805,000 |
| Additional paid-in capital | 6,460,000 |
| Retained earnings | 1,029,748 |
| Total stockholder's equity | 8,294,748 |
| TOTAL | $9,302,611 |

See notes to financial statements.

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---:|
| **REVENUES:** | |
| Principal transactions | $4,434,688 |
| Commissions | 1,450,764 |
| Investment banking | 9,750 |
| Interest and dividends | 134,474 |
| Other income | 709,972 |
| Total revenues | 6,739,648 |
| | |
| **OPERATING EXPENSES:** | |
| Employee compensation and benefits | 3,961,121 |
| Occupancy | 238,544 |
| Communications | 121,742 |
| Brokerage, clearing, and exchange | 126,162 |
| Professional services | 1,121,801 |
| Municipal license tax | 95,357 |
| Other operating expenses | 742,773 |
| Total operating expenses | 6,407,500 |
| | |
| INCOME BEFORE INCOME TAXES | 332,148 |
| | |
| INCOME TAXES | (164,871) |
| | |
| NET INCOME | $ 167,277 |

See notes to financial statements.

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE — December 31, 2009 | $ 805,000 | $ 6,460,000 | $ 862,471 | $ 8,127,471 |
| Net income | | | 167,277 | 167,277 |
| BALANCE — December 31, 2010 | $ 805,000 | $ 6,460,000 | $ 1,029,748 | $ 8,294,748 |

See notes to financial statements.

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 167,277 |
| | |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 20,548 |
| Provision for bad debts | 574 |
| Employee loans disbursed | (150,000) |
| Amortization of employee loans | 460,796 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (317,247) |
| Securities owned | 439,657 |
| Prepaid expenses and other assets | 155,504 |
| Accounts payable and accrued liabilities | (1,112,727) |
| | |
| Total adjustments | (502,895) |
| | |
| Net cash used in operating activities | (335,618) |
| | |
| CASH FLOWS FROM INVESTING ACTIVITIES — Acquisition of property and equipment | (21,396) |
| | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (357,014) |
| | |
| CASH AND CASH EQUIVALENTS — Beginning of year | 5,575,589 |
| | |
| CASH AND CASH EQUIVALENTS — End of year | $ 5,218,575 |
| | |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Interest paid | $ 7,140 |
| | |
| Income taxes paid | $ 90,000 |

See notes to financial statements.

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010**

## 1. REPORTING ENTITY

BBVA Securities of Puerto Rico, Inc. (the "Company") is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., a Spanish bank, and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company operates in the Commonwealth of Puerto Rico.

The Company is approved as a registered broker-dealer pursuant to Section 15(c) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an investment advisor in accordance with the Uniform Securities Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to provision k(2)(ii) of such rule.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $100,000 with Pershing LLC as required by the Agreement.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and industry practices. A description of the most significant accounting policies followed by the Company is as follows:

**Use of Estimates in the Preparation of Financial Statements** — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash and Cash Equivalents** — The Company has defined cash and cash equivalents as highly liquid investments with original maturities of three months or less. Cash equivalents include money market investments carried at fair value. At December 31, 2010, money market investments carried by the Company are held with Pershing LLC, the Company's clearing broker.

**Securities Transactions** — Security positions resulting from proprietary trading are reported at fair value in accordance with ASC Subtopic 820-10, *Fair Value Measurement and Disclosures* (formerly, FASB Statement No. 157, *Fair Value Measurements*). Fair value measurements and unrealized gains or losses resulting from marking these to the fair value are included in current-period earnings. Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. At December 31, 2010, there were accounts receivable of $166,807 for proprietary securities transactions that have not reached contractual settlement date.

**Employee Loans** — Employee loans are loans provided to certain employees of the Company as part of their contractual employment. These loans and interest therein are payable in a range from four- to eight-year terms at each employee's anniversary date. The loans accrue interest at variable rates based on the London InterBank Offered Rate or prime rates, as specified in the employee loan agreements. If, at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive an amount equal to the amount payable, including principal and interest, at such date under the loan. Loan forgiveness is recognized as part of employee compensation and benefits and recognized by the Company on a ratably and systematic basis during the term of each loan. In the event that the employee leaves the Company prior to his/her last anniversary date on which the employee has the right to earn the outstanding principal amount of the loan as specified on their agreement, the employee shall be obligated to pay on the date of termination the outstanding principal amount of the loan, plus all of the interest accrued on the loan.

**Allowance for Bad Debts** — An allowance for bad debts is established to provide for probable credit losses inherent in receivables and loans as of the statement of financial condition date. The allowance for bad debts is established based upon management's assessment of probabilities of collection of receivables and employee loans.

**Property and Equipment** — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Impairment of Long-Lived Assets** — The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairment indicators as of December 31, 2010.

**Commissions** — Commissions and related clearing expenses are recorded on a trade-date basis as customers' securities transactions occur.

**Investment Banking** — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

**Advisory Fees** — Revenues from advisory fees include fees earned from providing merger and acquisition and financial and restructuring services. Fees are recorded at the time the services are completed and the income is reasonably determinable.

**Income Taxes** — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**Concentrations of Credit Risk** — The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty to reduce its exposure to potential losses.

**Financial Instruments and Fair Value** — The Company's financial instruments carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC Subtopic 820-10. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by the Company based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms, and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models, and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model, or input used.

ASC Subtopic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

*Level 1* — Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

*Level 2* — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

*Level 3* — Certain inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

**Subsequent Events** — Management has evaluated subsequent events occurring between December 31, 2010 and March 11, 2011, the date the financial statements were available to be issued.

## 3. SECURITIES OWNED

Securities owned as of December 31, 2010, carried at fair value, consist of indexed certificates of deposit amounting to $1,141,139.

## 4. EMPLOYEE LOANS

Employee loans amounted to $1,654,673 at December 31, 2010. Loan repayments forgiven during the year ended December 31, 2010, amounted to $469,354 of which $178,579 was expensed during the same year (the remaining $290,775 were expensed during the previous year). During the year ended December 31, 2010, the Company also recognized as employee compensation expense $282,217 of balances to be forgiven during 2011 at each employee's anniversary date. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

| Years Ending December 31 | |
| --- | ---: |
| 2010 | $ 443,443 |
| 2011 | 443,443 |
| 2012 | 443,443 |
| 2013 | 361,300 |
| 2014 | 159,191 |
| Thereafter | 86,070 |
| Total | 1,936,890 |
| Less principal balance expensed during the year ended December 31, 2010, to be forgiven in 2011 at each employee's anniversary date | (282,217) |
| Total | $1,654,673 |

## 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010, consists of the following:

| | Useful Life in Years | |
| --- | :---: | ---: |
| Furniture and fixtures | 10 | $ 103,245 |
| Electronic data processing equipment | 3 | 199,838 |
| Leasehold improvements | 10 | 117,720 |
| Total property and equipment | | 420,803 |
| Less accumulated depreciation and amortization | | (366,212) |
| Property and equipment — net | | $ 54,591 |

Depreciation and amortization expense for the year ended December 31, 2010, amounted to $20,548 and is included within occupancy expenses in the statement of income.

## 6. RELATED-PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. The Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Management and service fees paid to an affiliate during the year ended December 31, 2010, amounted to approximately $80,400. Amounts due from affiliates included in the statement of financial condition as part of accounts receivable amount to approximately $5,770 at December 31, 2010. Cash deposited with an affiliate as of December 31, 2010, amounted to approximately $253,580.

During the year ended December 31, 2010, the Company participated in several municipal transactions with an affiliate and generated fees of approximately $533,400.

The Company leases several facilities where its administrative and sales offices are located from an affiliate. The leases mature through 2011 and are based on fixed and variable rent payments. Lease payments made by the Company to the affiliate for the year ended December 31, 2010, amounted to approximately $153,200. In addition, the Company was charged an allocation of approximately $13,200 by an affiliate for operating expenses related to the leased facilities.

Future minimum lease payments under these lease agreements as of December 31, 2010 are as follows:

**Year Ending
December 31**

| | |
|---|---|
| 2011 | $4,900 |

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2010, based on the Rule, the Company had net capital of $5,514,486, which was $5,414,486 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2010, was 0.18:1.

## 8. EMPLOYEES' SAVINGS PLAN

The Company's employees participate in the Banco Bilbao Vizcaya Argentaria Puerto Rico's savings plan. This savings plan is a defined contribution plan under Section 1165(e) of the Puerto Rico Treasury Department Internal Revenue Code (the "Code"), and is offered to all regular full-time employees who have one year of service. Under the provisions of the plan, participants may contribute to the plan from 1% to 10% of their compensation, as defined, and up to the maximum amount permitted by the Code. The Company matches 50% of the amount contributed by the employees up to a maximum of 4% of the employees' annual base compensation, as defined. In addition, the Company may make annual contributions to the plan based on its operating income as defined in the plan. The savings plan expense for the year ended December 31, 2010, amounted to approximately $7,200.

## 9. INCOME TAXES

The maximum statutory corporate income tax rate in Puerto Rico is 39% for the taxable year ended December 31, 2010. On March 9, 2009, the governor signed into law Act Number 7, also known as "Special Act Declaring a Fiscal Emergency Status to Save the Credit of Puerto Rico," that adopted major income, property, sales and use, and excise tax amendments. As a result of the temporary measures, the Company is subject to a special tax of 5% over the calculated tax liability for years 2009 through 2011.

As of December 31, 2010, there were no significant temporary differences between the financial and tax bases of assets and liabilities, and accordingly, no deferred income taxes have been recorded in the accompanying financial statements.

As of December 31, 2010, management of the Company determined that there are no uncertain tax positions, and accordingly, no liability for uncertain tax positions has been recorded in the accompanying statement of financial condition. The Company's policy is to record interest and penalties related to income tax exposures as a component of the provision for income taxes.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for its taxable years 2005 to 2010, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

## 10. FAIR VALUE DISCLOSURES

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Subtopic 820-10. The Company's assets measured at fair value on a recurring basis as of December 31, 2010, are as follows:

|  | Assets Measured at Fair Value | | | |
|---|---|---|---|---|
|  | Level 1 | Level 2 | Level 3 | Total |
| Indexed certificates of deposit | $ - | $ - | $1,141,139 | $1,141,139 |

The change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2010, is as follows:

|  | Indexed Certificates of Deposit |
|---|---|
| Balance — December 31, 2009 | $ 435,237 |
| Purchases | 2,289,421 |
| Sales | (1,606,017) |
| Gains: |  |
| Realized | 19,995 |
| Unrealized | 2,503 |
| Balance — December 31, 2010 | $ 1,141,139 |

Gains and losses for Level 3 financial instruments are a component of principal transactions revenue in the accompanying statement of income.

Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash and cash equivalents, accounts payable, and accrued expenses. The carrying value of employee loans approximates fair value due to the variable-rate feature of the loans.

Following is a description of the Company's valuation methodologies used for financial instruments measured at fair value. The disclosure requirements exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts of the financial instruments presented above do not represent management's estimate of the underlying value of the Company.

**Indexed Certificates of Deposit** — The fair value for indexed certificates of deposit is based on dealer indicative quotes. Indexed certificates of deposit are generally categorized in Level 3 of the fair value hierarchy.

## 11. COMMITMENTS AND CONTINGENCIES

The Company and/or its service providers execute, settle, and finance customer, correspondent, and proprietary securities transactions in the normal course of business. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In this situation, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. The Company also indemnifies clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

\* \* \* \* \* \*

# SUPPLEMENTAL SCHEDULES

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS**
**PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

COMPUTATION OF NET CAPITAL:

| | |
|---|---:|
| Total stockholder's equity from statement of financial condition | $8,294,748 |
| Deduct — stockholder's equity not allowable for net capital | |
| Total stockholder's equity qualified for net capital | 8,294,748 |
| Add — allowable subordinated liabilities | |
| Other deductions or allowable credits | |
| Total capital and allowable subordinated liabilities | 8,294,748 |
| Deductions and/or charges: | |
| Nonallowable assets | 2,676,126 |
| Additional charges for customers' and noncustomers' security accounts | |
| Aged fail-to-deliver | |
| Aged short security differences | |
| Other deduction and/or charges | 2,676,126 |
| Other additions and/or allowable credits | |
| Net capital before haircuts on securities positions | 5,618,622 |
| Haircuts on securities: | |
| Contractual commitments | |
| Subordinated debt | |
| Trading and investment securities: | |
| Exempt investments securities | 5,706 |
| Debt securities | |
| Options | |
| Other securities | 98,430 |
| Undue concentration | |
| Total haircuts on securities | 104,136 |
| NET CAPITAL | $5,514,486 |

(Continued)

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (based on aggregate indebtedness) (15:1 ratio) | $ 67,191 |
| Minimum dollar requirement | $ 100,000 |
| Net capital requirement (greater of two amounts above) | $ 100,000 |
| Net capital | $ 5,514,486 |
| Excess net capital | $ 5,414,486 |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ 5,413,700 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS: | |
| Aggregate indebtedness from statement of financial condition | $ 1,007,863 |
| Add — draft for immediate credit | |
| Market value of securities borrowed where no equivalents is paid or credited | |
| Payable to brokers and dealers and clearing broker | |
| TOTAL AGGREGATE INDEBTEDNESS | $ 1,007,863 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.18:1 |
| SCHEDULE OF NONALLOWABLE ASSETS: | |
| Cash | $ 675 |
| Receivable from brokers, customers, and others — net | 639,160 |
| Prepaid expenses and other assets | 327,027 |
| Employee loans | 1,654,673 |
| Property and equipment — net | 54,591 |
| TOTAL NONALLOWABLE ASSETS | $ 2,676,126 |

*No material difference exists between the Computation of Net Capital above
and the corresponding schedules in the Company's unaudited  December 31, 2010,
Form X-17A-5, Part II-A filing, as amended on February 14, 2011.          (Concluded)

# BBVA SECURITIES OF PUERTO RICO, INC.
## (A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c-3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2010**

The Company is exempt from the provisions of Rule 15c-3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

# Deloitte.

**Deloitte & Touche LLP**
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

March 11, 2011

BBVA Securities of Puerto Rico, Inc.
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., as of and for the year ended December 31, 2010 (on which we issued our report dated March 11, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

*Deloitte & Touche LLP*

Stamp No.  2574809
affixed to original.